

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

Via E-mail
David J. Sorkin
General Counsel
KKR & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

> **Re:** **KKR & Co. L.P.**
> **Amendment No. 2 to Form S-4**
> **Filed March 11, 2014**
> **File No. 333-193359**
>
> **Amendment No. 1 to Schedule 13E-3**
> **Filed March 11, 2014**
> **File No. 005-82848**

Dear Mr. Sorkin:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Schedule 13E-3

General

1.   We note your response to prior comment 1. Please confirm that none of KKR Financial Advisors LLC, KKR Asset Management LLC and Kohlberg Kravis Roberts & Co. L.P. will receive any special benefit in the Rule 13e-3 transaction.

Amendment No. 2 to Form S-4

Background of the Merger, page 30

2.   We note your response to prior comment 11 and the revised disclosure on page 32.
        Please disclose the names of the transaction committee members who recommended
        Sandler O'Neill to act as financial advisors.

Opinion of the Financial Advisor to the KFN Transaction Committee

KKR—Net Present Value Analysis, page 50

3.   We note your response to prior comment 13. Please disclose the significance of the
        results of the net present value analysis for KKR common units.

Preliminary Presentations by Sandler O'Neill, page 54

4.   We note your response to prior comment 16. Please tell us who formulated the questions
        posed to KKR in the due diligence session. Also, please tell us the basis for the statement
        in the last sentence of your response that Item 1015 contemplates disclosure for reports
        and similar materials pursuant to which a qualified party has provided expert analysis,
        and describe what qualifies as "expert analysis" under this formulation.

5.   The second bullet point on page 56 describes the Sandler O'Neill presentation as
        demonstrating that the income distribution per share accretion to KFN common
        shareholders could range as high as 98.7% in 2015. The presentation appears to indicate
        maximum accretion of 9.7%. Please revise or advise.

Opinion of the Financial Advisor to KKR

October 29, 2013, November 6, 2013, November 25, 2013, December 10, 2013 Presentations,
page 75

6.   We note the disclosure you have added on page 75 in response to prior comment 14.
        Please briefly summarize the substance of the October 29 and November 6 presentations.

KFN 2015 Projected Financial Information, page 91

7.   We note your response to prior comment 19; however, the prospectus still does not
        appear to include all projections. For instance, please direct us to where in the prospectus
        the projections appearing in the following locations are presented:

        • pages 6 and 10 of exhibit (c)(4);
        • page 7 of exhibit (c)(6); and

- page 54 of exhibit (c)(19).

Annex D – Opinion of Lazard Frères & Co. LLC

8.   We note your response to prior comment 20. We do not disagree with any of the points made in your response, except the assertion that a financial advisor may disclaim responsibility for disclosure appearing in the prospectus and forming part of its analyses. Please revise the following language to address this concern:

- Sandler O'Neill assumes no responsibility or liability for the accuracy or completeness thereof (page 44); and
- Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based (pages 77 and D-2).

Annex E – Form of Preliminary Proxy

9.   We note your response to prior comment 21. Please revise your proxy statement to recite the correct standard for the use of discretionary authority in this circumstance, or advise us as to how you determined to use the standard currently appearing on your form of proxy. We refer you to Rule 14a-4(c)(3).

        Please contact Michael Seaman at (202) 551-3366 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3675.

                                        Sincerely,

                                        /s/ Michael Seaman for

                                        Suzanne Hayes
                                        Assistant Director